SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 March 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 24 March 2025
           re: Director/PDMR Shareholding

24 March 2025

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2024 Annual Report and Accounts published on 20 February 2025. The 2024 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the first quarter of 2025 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 20 March 2025, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 70.16 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three-year period, with one-third being released each year on 20 March.

Name	Net Shares
Charlie Nunn	252,180
William Chalmers	160,847

Transfer of Shares into an Individual Savings Account ("ISA")
To effect a transfer into an ISA, on 21 March 2025 William Chalmers, a PDMR, sold 11,338 Shares from his personal holding at a price of 70.2 pence per Share and on 21 March 2025 purchased 11,266 Shares at a price of 70.21 pence per Share. William continues to comply with the Group's shareholder policy requirements.

Exercise of options to acquire Shares
Charlie Nunn, Chirantan Barua, Ron van Kemenade, and Jayne Opperman acquired Shares following the exercise of share buyout awards (for nil consideration) on 21 March 2025. The number of Shares acquired by each, after the settlement of income tax and national insurance contributions, is as set out below by their name. The Shares are subject to holding periods in line with the periods applicable to the awards from their previous employer which were bought out.

Name	Net Shares
Charlie Nunn	725,564
Chirantan Barua	226,729
Ron van Kemenade	51,760
Jayne Opperman	336,743

Disposal of Shares
Two PDMRs sold Shares as set out below. Following these sales of Shares, Chirantan continues to be on track to achieve, and Stephen continues to comply with, the Group's shareholding policy requirements.

Name	Number of Shares sold	Price per Share	Transaction date
Chirantan Barua	77,181	70.8464p	20 March 2025
Stephen Shelley	2,250,000	70.2604p	21 March 2025

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2025 under the Group's Fixed Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.701600	252,180

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-20
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	725,564

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2025 under the Group's Fixed Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.701600	160,847

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-20
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of ordinary shares (to effect transfer to ISA).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.702	11,338

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of ordinary shares (to effect transfer to ISA).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.7021	11,266

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	CEO, Insurance, Pensions & Investments
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	226,729

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.708464	77,181

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	51,760

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jayne Opperman
2	Reason for the notification
a)	Position/status	CEO, Consumer Relationships
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	336,743

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.702604	2,250,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-03-21
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 March 2025